PEOPLES BANCORP, INC.

                             RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

                                   SIGNATURES
                                   ===========

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN



Date: July 3, 2002          By:/s/ ROBERT E. EVANS
                                   -------------------------------------
                                   Robert E. Evans
                                   President and Chief Executive Officer

                  PEOPLES BANCORP, INC. RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



                                    CONTENTS




                                                                     PAGE
                                                                     ----

Independent Auditor's Report...........................................1


Statements of Net Assets Available for Benefits at
December 31, 2001 and 2000.............................................2

Statements of Changes in Net Assets Available for the
Years Ended December 31, 2001 and 2000.................................3

Notes to Financial Statements..........................................4-9

SUPPLEMENTAL INFORMATION

Schedule of Assets Held for Investment Purposes at the End of Year....10-19

                                           April 22, 2002


           To the Plan Administrative Committee
           Peoples Bancorp, Inc. Retirement Savings Plan
           Marietta, Ohio

                   INDEPENDENT AUDITORS' REPORT

           We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp, Inc. Retirement Savings Plan as of December 31, 2001, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Peoples Bancorp, Inc. Retirement Savings Plan as of December 31, 2000, were audited by other auditors whose report dated May 15, 2001, expressed an unqualified opinion on those statements.

           We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the December 31, 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Peoples Bancorp, Inc. Retirement Savings Plan as of December 31, 2001, and the changes in net assets available for benefits with fund information for the year then ended in conformity with U.S. generally accepted accounting principles.

           Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule H - Assets Held for Investment Purposes at End of Year referred to as "Supplemental Information" is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                  PEOPLES BANCORP, INC. RETIREMENT SAVINGS PLAN
                                                                          PAGE 2
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000
                                                      ASSETS

                                                         2001            2000
                                                        ------          ------
ASSETS
    Cash and cash equivalents                        $      429      $   37,230

    Investments, at fair value:
        Money market funds                            3,723,181       1,714,120
        Peoples certificates of deposit               1,090,051         858,782
        Shares of Registered Investment Companies:
           Acorn Fund                                 1,284,835         973,747
           Templeton Foreign Fund                             0         125,058
          Vanguard 500 Index Fund                             0       1,481,471
           Vanguard Asset Allocation Fund                     0         434,342
     Common stock                                     5,140,753       3,756,972
     Participant loan receivable                        250,626         256,199
                                                     ----------       ---------
            Total investments                        11,489,446       9,600,691

    Receivables:
        Interest and dividends receivable                45,041          39,769
        Other receivables                                     0              18
                                                     ----------       ---------
            Total receivables                            45,041          39,787

     TOTAL ASSETS                                    11,534,916       9,677,708


LIABILITIES
    Excess contributions payable                          5,364             619
                                                     ----------       ---------
           Net assets available for benefits        $11,529,552      $9,677,089
                                                    ===========      ==========

                  PEOPLES BANCORP, INC. RETIREMENT SAVINGS PLAN
                                                                          PAGE 3
                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                       2001                  2000
                                                                       ----                  ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Interest and dividend income                                $  297,277           $  434,926
      Net realized gain on sale/redemption of investments                  0              915,135
      Net unrealized appreciation in fair value of investments     1,154,376                    0
      Participant contributions                                      649,133              595,981
      Rollover contributions                                         103,629               40,430
      Employers' contributions                                       351,551              323,554
                                                                ------------          -----------
    Total additions                                               $2,555,966            2,310,026


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                                  564,801              776,450
      Net unrealized depreciation in fair value of investments             0            2,492,925
      Net realized loss on sale/redemption of investments            138,702                    0
                                                                ------------          -----------
    Total deductions                                                 703,503            3,269,375
                                                                ------------          -----------
    Net increase(decrease)                                         1,852,463             (959,349)

Net Assets Available for Benefits
    Beginning of year                                              9,677,089           10,636,438
                                                                ------------          -----------
    End of year                                                 $ 11,529,552          $ 9,677,089
                                                                ============          ===========

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN
                                                                          PAGE 4
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN

                  The following brief description of Peoples Bancorp, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                  General
                  -------

                  The Plan is a defined contribution plan covering substantially all employees of Peoples Bancorp, Inc. and its Subsidiary, Peoples Bank, NA. The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trustee of the Plan is Peoples Bank, NA.

                  Eligibility
                  -----------

                  Employees are eligible to participate in the Plan if they work 1,000 hours or more during the year, beginning the first calendar quarter after employment full time or upon reaching 1,000 hours part time. Employees may join the Plan on any calendar quarter beginning January 1, April 1, July 1 or October 1.

                  Contributions
                  -------------

                  Participants may elect to contribute up to 15% of pretax annual compensation and an additional 10% after tax annual compensation. Participants may also directly rollover amounts representing distributions from other qualified plans. In addition, Peoples Bancorp, Inc. or its Subsidiary will make a matching contribution on the employee's behalf. The amount of this matching contribution will be determined each year by the Employer's Board of Directors. Effective for 2001 and 2000, the Employer's matching was 100% of the employee's contribution up to the first 3% of the employee's compensation and 50% of the employee's contribution on the next 2% of the employee's compensation.

                  Participant Directed Investments
                  --------------------------------

                  Participants direct the investment of their contributions and their allocated share of the matching contributions into various investment options offered by the Plan. The Plan currently offers eight funds as investment options for participants through the Plan's bank-administered trust fund with Peoples Bank, NA.

                  Participants may change their investment options quarterly.

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN
                                                                          PAGE 5
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN (Continued)

                  Participant Accounts
                  Each participant's account is credited with the participant's contribution and allocations of the Employer's matching contribution and Plan earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                  Vesting
                  -------
                  Participants are immediately fully vested in their voluntary contributions, the Employer's matching contributions and actual earnings thereon.

                  Participant Loans Receivable
                  ----------------------------
                  Participants may apply for a loan from their account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The maximum loan amount is $50,000. The specific limit for any participant is 50% of their account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase a principal residence.

                  Payment of Benefits
                  -------------------
                  The participant's benefit will equal the sum of the salary deferral, the voluntary nondeductible contribution, the rollover contribution and the Employer's matching contribution plus net income and net losses resulting from the investment of these amounts as valued on the valuation date as defined. Payment of such amounts upon termination of employment may be deferred until the participant reaches normal retirement, becomes eligible for early retirement benefits, terminates employment prior to retirement, becomes disabled or dies. If the benefit is $5,000 or less, the benefit will be paid in a lump-sum payment. If the benefit exceeds $5,000, the participant may elect to have benefits paid in a lump-sum payment or in equal installments over a fixed period of time not to exceed ten years.

                  If a participant dies without a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to a designated beneficiary. If a participant dies with a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to the surviving spouse.

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN
                                                                          PAGE 6
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Basis of Accounting
                  -------------------

                  The financial statements of the Plan are prepared using the accrual method of accounting.

                  Estimates
                  ---------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                  Investment Valuation and Income Recognition
                  -------------------------------------------

                  Shares of the common/collective trusts, Peoples Stock Fund EB and Peoples Special Stock Fund EB are valued at the Plan's proportionate share of net shares of the fund as of the most recent valuation date.

                  Shares of the registered investment companies, Acorn Fund, Templeton Foreign Fund, Vanguard 500 Index Fund and Vanguard Asset Allocation Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

                  Investments in Peoples Bancorp, Inc. common stock are carried at quoted market prices.

                  The investment in Peoples Bank, NA, certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

                  Dividends and interest received from investments are recorded as earned on an accrual basis.

                  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  Payment of Benefits
                  -------------------

                  Benefits are recorded when paid.

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN
                                                                          PAGE 7
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:  INVESTMENTS

                  The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk.

                                                                                            December 31,
                                                             -----------------------------------------------------------------------
                                                                            2001                                   2000
                                                             -----------------------------------    --------------------------------
                                                                                  FAIR VALUE                         FAIR VALUE
                                                                  UNITS                               UNITS
INVESTMENTS  AT FAIR VALUE AS  DETERMINED  BY QUOTED MARKET
PRICE
* Fidelity U.S. Treasury Income Portfolio Fund                      3,723,181      $3,723,181       1,714,120.000     $1,714,120
* Acorn Fund                                                       71,858.772       1,284,835          56,580.299        973,747
   Templeton Foreign Fund                                               0.000               0          12,094.609        125,058
* Vanguard 500 Index Fund                                               0.000               0          12,157.155      1,481,471
   Vanguard Asset Allocation Fund                                       0.000               0          18,349.880        434,342
* Peoples Bancorp, Inc. Common Stock                                  280,150       5,140,753         254,710.000      3,756,972
                                                                                    ---------                          ---------

INVESTMENTS AT ESTIMATED FAIR VALUE
* Peoples Certificates of Deposit                                   1,090,051       1,090,051         858,781.990      $ 858,782
   Participants Loans Receivable                                                      250,626         256,199.000        256,199
                                                                                                                       ---------

                                                                                   $1,340,677                         $1,114,981
                                                                                   ----------                         ----------

TOTAL INVESTMENTS                                                                 $11,489,446                         $9,600,691
                                                                                  -----------                         ==========





                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN
                                                                          PAGE 8
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:  INVESTMENTS (Continued)

                  During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $1,015,674 and $(1,577,790), respectively as follows:

                                                        2001            2000
                                                    ------------    ------------
CHANGES IN INVESTMENTS REPORTED AT FAIR VALUE
AS DETERMINED BY QUOTED MARKET PRICE

Acorn Fund                                              67,092      $  (53,130)
Templeton Foreign Fund                                    (483)         (3,596)
Janus Worldwide Fund                                   (83,632)              0
White Oak Growth Fund                                 (162,125)              0
T Rowe Price Mid-Cap Growth                                823               0
Vanguard Total Bond Fund                                  (361)              0
Vanguard 500 Index Fund                               (183,655)       (160,865)
Vanguard Asset Allocation Fund                         (53,228)         (4,494)
Bank One Corporation Common Stock                            0           5,199
Peoples Bancorp, Inc. Common Stock                   1,431,243      (1,204,220)
                                                   -----------     -----------

                                                  $  1,015,674    $(1,421,106)

CHANGES IN INVESTMENTS REPORTED AT
ESTIMATED FAIR VALUE

Peoples Stock Fund EB                                        0     $  (115,509)
Peoples Special Stock Fund EB                                          (41,175)
                                                  ------------     -----------
                                                             0

NET CHANGE IN FAIR VALUE                          $  1,015,674     $(1,577,790)
                                                  ============    ============


NOTE 4:  RELATED PARTY TRANSACTIONS

                  Certain Plan investments such as certificates of deposit and shares in the common/collective trusts are managed by Peoples Bank, NA, a subsidiary of Peoples Bancorp, Inc. Peoples Bank, NA is also the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

NOTE 5:  PAYMENT OF EXPENSES

                  The Corporation elected to pay all of the administrative expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.

                              PEOPLES BANCORP, INC.
                             RETIREMENT SAVINGS PLAN
                                                                          PAGE 9
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6:  PLAN TERMINATION

                  Although it has not expressed any intent to do so, Peoples Bancorp, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to be 100% vested in their accounts.

NOTE 7:  TAX STATUS

                  The Internal Revenue Service has determined and informed the Corporation by letter dated July 25, 1996, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 10
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                         Certificate of Deposit Portion


(a)   (b) Identity of issues,   (c) Description of investment including         (d) Cost      (e) Current Value
       borrower, lessor or      maturity date, rate of interest, collateral,
          similar party                  par or maturity value
------------------------------------------------------------------------------------------------------------------
                                Fidelity US Treas Income #680                     41,896         41,896
                                Peoples CD 95213760 6.00% 01/27/02               253,611        253,611
                                Peoples CD 95215890 6.05% 02/24/02                60,000         60,000
                                Peoples CD 95249810 6.90% 03/02/02               205,877        205,877
                                Peoples CD 29288123 2.73% 05/28/03               155,348        155,348
                                Peoples CD 29245337 4.28% 02/10/03               181,949        181,949
                                Peoples CD 29248288 4.46% 11/20/03               233,267        233,267

                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 11
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                          Peoples Bancorp Stock Portion


(a)     (b) Identity of issues,     (c) Description of investment including            (d) Cost    (e) Current Value
           borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                     par or maturity value
---------------------------------------------------------------------------------------------------------------------
                               Fidelity US Treasury Income Portfolio #680                 12,091      12,091
        PEBO                   Peoples Bancorp, Inc. 280,150                           2,600,823   5,140,753


                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 12
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                                   Acorn Fund


(a)     (b) Identity of issues,   (c) Description of investment including            (d) Cost      (e) Current Value
         borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                     par or maturity value
-------------------------------------------------------------------------------------------------------------------------
                               Fidelity US Treasury Income Portfolio #680                 6,218         6,218
        ACRN X                 Liberty Acorn Fund Z #492 Small Cap Growth
                               Stock Fund                                             1,218,418     1,284,835


                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 13
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                                  Vanguard 500

(a)   (b) Identity of issues,     (c) Description of investment including            (d) Cost      (e) Current Value
         borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                     par or maturity value
-------------------------------------------------------------------------------------------------------------------------
                                 Fidelity US Treas Income Portfolio Fund #680         1,444,426    1,444,426


                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 14
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                            Vanguard Asset Allocation


(a)   (b) Identity of issues,     (c) Description of investment including            (d) Cost      (e) Current Value
         borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                     par or maturity value
-------------------------------------------------------------------------------------------------------------------------
                                  Fidelity US Treas Income Portfolio Fund #680       670,449        670,449


                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 15
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                                 Janus Worldwide


(a)   (b) Identity of issues,     (c) Description of investment including            (d) Cost      (e) Current Value
         borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                     par or maturity value
-------------------------------------------------------------------------------------------------------------------------
                                  Fidelity US Treas Income Portfolio Fund #680       393,569       393,569

                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 16
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                                White Oak Growth

(a)   (b) Identity of issues,     (c) Description of investment including            (d) Cost      (e) Current Value
         borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                  par or maturity value
-------------------------------------------------------------------------------------------------------------------------
                                  Fidelity US Treas Income Portfolio Fund #680       443,692       443,692


                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 17
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                          T. Rowe Price Mid-Cap Growth

(a)   (b) Identity of issues,     (c) Description of investment including            (d) Cost      (e) Current Value
         borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                   par or maturity value
-------------------------------------------------------------------------------------------------------------------------
                                  Fidelity US Treas Income Portfolio Fund #680       532,789       532,789


                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 18
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                         Vanguard Total Bond Fund Index


(a)   (b) Identity of issues,     (c) Description of investment including            (d) Cost      (e) Current Value
         borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                  par or maturity value
-------------------------------------------------------------------------------------------------------------------------
                                  Fidelity US Treas Income Portfolio Fund #680       178,052       178,052

                     PEOPLES BANCORP RETIREMENT SAVINGS PLAN
                                                                         PAGE 19
                   Employer Identification Number: 31-0987416
                          Three Digit Plan Number: 002
         SCHEDULE H - Assets Held for Investment Purposes at End of Year
                             As of December 31, 2001
                                  Savings Plan

(a)   (b) Identity of issues,     (c) Description of investment including            (d) Cost      (e) Current Value
         borrower, lessor or      maturity date, rate of interest, collateral,
            similar party                     par or maturity value
-------------------------------------------------------------------------------------------------------------------------
        Participant Loans
        66-0981                   Peoples Note Receivables  7%-11%                    0             250,626
